Processa Pharmaceuticals, Inc.

7380 Coca Cola Drive, Suite 106,

Hanover, Maryland 21076

September 25, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Tim Buchmiller

Re:	Processa Pharmaceuticals, Inc.
Withdrawal of Form RW Related to Registration Statement on Form S-1 (Registration No. 333-235511)

Ladies and Gentlemen:

Reference is made to the Form RW filed on September 25, 2020 by Processa Pharmaceuticals, Inc. (the “Company”) related to its Registration Statement on Form S-1 (Registration No. 333-235511) (the “Form RW”). The Form RW was inadvertently filed and was intended to be filed as correspondence to withdraw a prior acceleration request. Accordingly, the Company respectfully withdraws the Form RW-Registration Withdrawal Request.

The Registrant respectfully requests that you contact Michael Kirwan of Foley & Lardner LLP by telephone call to (904) 633-8913 with any questions or requests for additional information.

Very truly yours,

Processa Pharmaceuticals, Inc.

By:	/s/ David Young
David Young, Pharm.D., Ph.D.
Chief Executive Officer